UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INVESTools Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	76-0685039
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

13947 South Minuteman Drive

Draper UT 84020

(Address of Principal Executive Offices)  (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this Form relates:  Not Applicable

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

Common Stock, $0.01 par value(1)

(Title of Class)

(1)          Common Stock previously registered under Section (12)(b) of the Act and previously listed on the American Stock Exchange.

Explanatory Note

This registration statement on Form 8-A is being filed to change the registration of the common stock, $0.01 par value (the “Common Stock”), of INVESTools Inc., a Delaware corporation (“INVESTools”), from Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to Section 12(g) under the Exchange Act in connection with the listing of Common Stock on the NASDAQ National Market (“NASDAQ”).  The Common Stock is currently registered under Section 12(b) of the Exchange Act and is listed on the American Stock Exchange (“AMEX”).  INVESTools anticipates that the Common Stock will be suspended from listing on AMEX at the close of trading on May 22, 2006; the Common Stock will commence listing on NASDAQ at the open of trading on May 23, 2006.

Item 1.                                   Description of Registrant’s Securities to be Registered.

General.

INVESTools has 61,000,000 shares of authorized capital stock. Those shares consist of 60,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share.

Description of Common Stock.

Dividends.    Dividends may be declared and paid on INVESTools’ Common Stock at such time and in the amounts as the Board of Directors in its discretion shall determine, subject to any dividend preferences of any outstanding preferred stock. INVESTools has no present intention of declaring and paying cash dividends on the Common Stock at any time in the foreseeable future.

Voting Rights.    Each share of Common Stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote, except that holders of Common Stock are not entitled to vote on any amendments to INVESTools’ certificate of incorporation that relate solely to the terms of any preferred stock if the holders of the preferred stock affected thereby are entitled to vote thereon as a separate class or series pursuant to INVESTools’ certificate of incorporation or Delaware law.

Liquidation Rights.    If INVESTools liquidates, dissolves, or winds-up its business, whether voluntarily or not, INVESTools’ common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

Additional Series of Preferred Stock.

INVESTools’ certificate of incorporation provides that the number of authorized shares of any stock may be increased or decreased by an affirmative vote of a majority of the stockholders entitled to vote thereon. The Board of Directors is authorized to create and issue one or more series of preferred stock and to determine the rights and preferences of each series within the limits set forth in the certificate of incorporation and applicable law.

Anti-Takeover Effects.

INVESTools is subject to the provisions of Delaware law described below regarding business combinations with interested stockholders.

Section 203 of the Delaware General Corporation Law applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of “business combination” includes mergers, sales of assets, issuances of voting stock and certain other transactions. An “interested stockholder” is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•                                          the Board of Directors approved the business combination before the stockholder became an interested stockholder, or the Board of Directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

•                                          upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

•                                          the Board of Directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

INVESTools’ certificate of incorporation and by-laws provide that the Board of Directors shall be divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as equal as possible.

INVESTools must indemnify present and former officers and directors, and may indemnify employees and agents.

Item 2.                                   Exhibits

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of INVESTools Inc. (Included as Annex V to the joint proxy statement/prospectus filed in Registration No. 333-67454 filed on August 14, 2001)

3.2	Amended and Restated By-laws of INVESTools Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INVESTOOLS INC.

	By:	/s/	Ida K. Kane
Ida K. Kane
Chief Financial Officer

May 22, 2006